CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST

INDENTURE ACT OF 1939 OF A CORPORATION

DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO

SECTION 305(b)(2)

HSBC Bank USA, National Association

(Exact name of trustee as specified in its charter)

N/A

20-1177241

(Jurisdiction of incorporation

(I.R.S. Employer

or organization if not a U.S.

Identification No.)

national bank)

90 Christiana Road

New Castle, Delaware

19702

(Address of principal executive offices)

(Zip Code)

Warren L. Tischler, SVP

HSBC Bank USA, National Association

452 Fifth Avenue

New York, New York 10018-2706

Tel: (212) 525-1311

(Name, address and telephone number of agent for service)

FIELDSTONE MORTGAGE INVESTMENT TRUST, SERIES 2005-1

(Exact name of obligor as specified in its charter)

Delaware

Applied for

(State or other jurisdiction

(I.R.S. Employer

of incorporation or organization)

Identification No.)

c/o U.S. Bank Trust National Association

300 Delaware Avenue, Suite 813

Wilmington, Delaware

19801

(Address of principal executive offices)

(Zip Code)

Mortgage Backed Notes

(Title of Indenture Securities)

General

Item 1. General Information.

Furnish the following information as to the trustee:

(a)  Name and address of each examining or supervisory

authority to which it is subject.

Comptroller of the Currency, New York, NY.

Federal Deposit Insurance Corporation, Washington, D.C.

Board of Governors of the Federal Reserve System,

Washington, D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe

each such affiliation.

None

Item 3-15.

Not Applicable

Item 16. List of Exhibits

Exhibit

T1A(i)	(1)	Copy of the Articles of Association of HSBC Bank USA, National Association.

T1A(ii)	(1)	Certificate of the Comptroller of the Currency dated July 1, 2004 as to the authority of HSBC Bank USA, National Association to commence business.

T1A(iii)		Certificate of Fiduciary Powers dated August 18, 2004 for HSBC Bank USA, National Association

T1A(iv)	(1)	Copy of the existing By-Laws of HSBC Bank USA, National Association.

T1A(v)		Not applicable.

T1A(vi)	(2)	Consent of HSBC Bank USA, National Association required by Section 321(b) of the Trust Indenture Act of 1939.

T1A(vii)		Copy of the latest report of condition of the trustee (September 30, 2004), published pursuant to law or the requirement of its supervisory or examining authority.

T1A(viii)		Not applicable.

T1A(ix)		Not applicable.

(1)

Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-118523 and incorporated herein by reference thereto.

(2)

Exhibits previously filed with the Securities and Exchange Commission with Registration No. 333-113911 and incorporated herein by reference thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HSBC Bank USA, National Association a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 10th day of February, 2005.

HSBC BANK USA, NATIONAL ASSOCIATION

By:      /s/ Wendy Zhang

Wendy Zhang

Vice President

Exhibit T1A (vii)

Board of Governors of the Federal Reserve System

OMB Number: 7100-0036

Federal Deposit Insurance Corporation

OMB Number: 3064-0052

Office of the Comptroller of the Currency

OMB Number: 1557-0081

Federal Financial Institutions Examination Council

Expires March 31, 2007

____________________________________________________________________________________________________________________

Please refer to page i,

Table of Contents, for

the required disclosure

of estimated burden.

____________________________________________________________________________________________________________________

Consolidated Reports of Condition and Income for

A Bank With Domestic and Foreign Offices—FFIEC 031

Report at the close of business September 30, 2004	(20040630) (RCRI 9999)

This report is required by law; 12 U.S.C. §324 (State member banks); 12 U.S.C. § 1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National Banks.

I,  Joseph R. Simpson, Controller

Name and Title of Officer Authorized to Sign Report

Of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and believe.

   /s/ Joseph R. Simpson

Signature of Officer Authorized to Sign Report

             11/9/04

Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

  /s/ Sal H. Alfieri

Director (Trustee)

  /s/ Bernard J. Kennedy

Director (Trustee)

  /s/ Martin Glynn

Director (Trustee)

Submission of Reports

Each Bank must prepare its Reports of Condition and Income either:

(a)

in electronic form and then file the computer data file directly with the banking agencies’ collection agent, Electronic Data System Corporation (EDS), by modem or  computer diskette; or

b)

in hard-copy (paper) form and arrange for another party to convert the paper report to automated for. That party (if other than EDS) must transmit the bank’s computer data file to EDS.

For electronic filing assistance, contact EDS Call report Services, 2150 N. Prospect Ave., Milwaukee, WI 53202, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page to the hard-copy f the completed report that the bank places in its files.

FDIC Certificate Number	5	7	8	9	0

(RCRI 9030)

"http://WWW.BANKING.US.HSBC.COM" Primary Internet Web Address of Bank (Home Page), if any (TEXT 4087) (Example: www.examplebank.com)	HSBC Bank USA, NATIONAL ASSOCIATION Legal Title of Bank (TEXT 9010) Wilmington City (TEXT 9130) DE 19801 State Abbrev. (TEXT 9200) ZIP Code (TEXT 9220)

Board of Governors of the Federal  Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

REPORT OF CONDITION
Consolidated domestic subsidiaries
HSBC Bank USA, National Association of Buffalo
Name of Bank City

in the state of New York, at the close of business September 30, 2004

ASSETS
		Thousands of dollars
Cash and balances due from depository institutions:
a. Non-interest-bearing balances currency and coin		$ 3,454,959
b. Interest-bearing balances		2,076,244
Held-to-maturity securities		3,741,506
Available-for-sale securities		14,349,537
Federal funds sold and securities purchased under agreements to resell:
a. Federal funds sold in domestic offices		1,150,000
b. Securities purchased under agreements to resell		5,038,148
Loans and lease financing receivables:
Loans and leases held for sale		$ 1,320,163
Loans and leases net of unearned income	$ 65,438,311
LESS: Allowance for loan and lease losses	339,332
Loans and lease, net of unearned income, allowance, and reserve		$ 65,098,979
Trading assets		15,031,627
Premises and fixed assets		602,577
Other real estate owned		11,347
Investments in unconsolidated subsidiaries		270,750
Customers' liability to this bank on acceptances outstanding		86,959
Intangible assets: Goodwill		2,094,740
Intangible assets: Other intangible assets		378,843
Other assets		3,748,120
Total assets		118,454,499

LIABILITIES

Deposits:
In domestic offices		52,730,085
Non-interest-bearing	7,637,394
Interest-bearing	45,092,691
In foreign offices		23,319,518
Non-interest-bearing	340,118
Interest-bearing	22,979,400

Federal funds purchased and securities sold under agreements to repurchase:
a. Federal funds purchased in domestic offices		267,105
b. Securities sold under agreements to repurchase		1,292,039

Trading Liabilities		10,368,929
Other borrowed money		15,443,222
Bank's liability on acceptances		86,959
Subordinated notes and debentures		2,542,854
Other liabilities		3,260,926
Total liabilities		109,311,637
Minority Interests in consolidated Subsidiaries		331
EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common Stock		2,000
Surplus		7,622,743
Retained earnings		1,560,994
Accumulated other comprehensive income		-43,206
Other equity capital components		0
Total equity capital		9,142,531
Total liabilities, minority interests and equity capital		118,454,499

EXHIBIT T1A (iii)

Comptroller of the Currency

Administrator of National Banks

Washington, D.C. 20219

CERTIFICATE OF FIDUCIARY POWERS

I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1.

The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Bank Associations.

2.

“HSBC Bank USA, National Association,” New Castle, Delaware, (Charter No.24522) was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a, and that the authority so granted remains in full force and effect on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto

subscribed my name and caused my seal of office to

be affixed to these presents at the Treasury

Department in the City of Washington and District of

Columbia, this August 18, 2004

/s/ John D. Hawke, Jr.

________________________________

Comptroller of the Currency

EXHIBIT T1A (vi)

Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs:

Pursuant to Section 321(b) of the Trust Indenture Act of 1939 and subject to the qualifications and limitation of 321(b) and the other provisions of the Trust Indenture Act of 1939, the undersigned HSBC Bank USA, National Association consents that reports of examination by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Commission upon request therefore.

Dated as of: September 21, 2004

HSBC Bank USA, National Association

By:   /s/ Frank J. Godino

Frank J. Godino

Vice President